August 10, 2012

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	IDEXX Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 000-19271

Dear Mr. Rosenberg:

This letter relates to the letter dated August 6, 2012 (the “Letter”) to IDEXX Laboratories, Inc. (the “Company”), from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

In the letter, Mr. Rosenberg requests that the Company submit to the Staff a response to the comments contained in the Letter within 10 business days or an indication from the Company as to when it intends to provide the Staff with a response. The Company respectfully requests that the date by which the Company must respond to the Letter be extended to Friday, August 31, 2012.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 207-556-8279.

Very truly yours,

/s/ Jennifer L. Panciocco

Associate General Counsel

cc:	Kei Nakada, Staff Accountant

Mark Brunhofer, Senior Staff Accountant